Exhibit 99.3

PRESS RELEASE

Nigeria: TotalEnergies is Awarded Two Offshore Exploration Permits

Paris, September 2nd, 2025 – TotalEnergies (80%, operator), together with its partner South Atlantic Petroleum (20%), have signed the Production Sharing Contract (PSC) for the PPL 2000 and PPL 2001 exploration licenses offshore Nigeria, which were awarded following the 2024 Exploration Round organized by the Nigerian Upstream Petroleum Regulatory Commission.

PPL 2000 & 2001, covering an area of approximately 2,000 square kilometers, are located in the prolific West Delta basin. The work program includes drilling one firm exploration well.

“TotalEnergies is honored to be the first international company to be awarded exploration licenses in a bid round in Nigeria in more than a decade, marking a new milestone in our long-term partnership with the country,” said Kevin McLachlan, Senior Vice-President Exploration at TotalEnergies. “These promising block captures are fully aligned with our strategy of strengthening our Exploration portfolio with drill-ready and high impact prospects, that have the potential for low-cost and low-emissions developments from new discoveries in our core areas of expertise.”

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 209,000 boe/d produced in 2024. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE.

Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).